ESGL Holdings Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands Attention The Board of Directors	Email ccheng@applebyglobal.com cwu@applebyglobal.com

Direct Dial +852 2905 5719 +852 2905 5768

Tel +852 2523 8123 Fax +852 2524 5548

Appleby Ref 454534.0001

19 February 2024

Suites 4201 - 03 & 12

42/F, One Island East

Taikoo Place

18 Westlands Road

Quarry Bay

Hong Kong

Tel +852 2523 8123

applebyglobal.com

Managing Partner

David Bulley

Partners

Fiona Chan

Vincent Chan

Chris Cheng

Richard Grasby

Judy Lee

Marc Parrott

Lorinda Peasland

Eliot Simpson

ESGL Holdings Limited (Company)

INTRODUCTION

We act as Cayman Islands legal adviser to the Company, and this legal opinion as to Cayman Islands law is addressed to you in connection with Company’s filing of a registration statement on Form F-1, including all amendments or supplements thereto (the Registration Statement, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) with the U.S. Securities and Exchange Commission (the Commission) relating to the resale (the Resale) by certain selling shareholders named in the Registration Statement (the Selling Shareholders) up to 10,617,336 ordinary shares of a par value of US$0.0001 each (the Resale Shares), including 8,870,421 ordinary shares of a par value of US$0.0001 each (the Initial Shares), up to 692,331 ordinary shares of a par value of US$0.0001 each issuable upon the exercise of the private warrants (the Private Warrants’ Shares), and up to 8,625,000 ordinary shares of a par value of US$0.0001 each issuable upon the exercise of the public warrants (the Public Warrants’ Shares).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

OUR REVIEW

For the purposes of giving this opinion we have examined and relied upon the documents listed in Schedule 1 (Documents). We have not examined any other documents, even if they are referred to in the Documents.

Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

In giving this opinion we have relied upon and assume the accuracy and completeness of the Director’s Certificate, the contents of which we have not verified.

We have not made any other enquiries concerning the Company and in particular we have not investigated or verified any matter of fact or opinion (whether set out in any of the Documents or elsewhere) other than as expressly stated in this opinion.

Unless otherwise defined herein, capitalised terms have the meanings assigned to them in Schedule 1.

LIMITATIONS

Our opinion is limited to, and should be construed in accordance with, the laws of the Cayman Islands at the date of this opinion. We express no opinion on the laws of any other jurisdiction.

This opinion is limited to the matters stated in it and does not extend, and is not to be extended by implication, to any other matters.

ASSUMPTIONS AND RESERVATIONS

We give the following opinions on the basis of the assumptions set out in Schedule 2 (Assumptions), which we have not verified, and subject to the reservations set out in Schedule 3 (Reservations).

OPINIONS

1.

Incorporation and Status: The Company is an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and is a separate legal entity. The Company is in good standing with the Registrar of Companies of the Cayman Islands.

2.

Authorised Share Capital: Base solely on our review of the Constitutional Documents, the authorised share capital of the Company is US$50,000.00 divided into 500,000,000 shares of a par value of US$0.0001 each.

3.	Issue of Shares: Pursuant to the Resolutions, the Initial Shares being proposed for the Resale by the Selling Shareholders have been validly issued, fully paid and non-assessable in accordance with the Resolutions, and the Private Warrants’ Shares and the Public Warrants’ Shares to be allotted and issued by the Company have been duly authorised, and when fully paid, allotted and issued by the Company in the manner set out in the Registration Statement and in accordance with the Resolutions, will be validly issued, fully paid and non-assessable. The reference in this opinion to Shares being non-assessable shall mean solely that no further sums of money are required to be paid by the holders of such Shares in connection with the issuance thereof.

Yours faithfully

Appleby

1
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 1

Documents Examined

1.	A scanned copy of the certificate of incorporation of the Company dated 18 November 2023 (Certificate of Incorporation).

2.	Scanned copies of the amended and restated memorandum and articles of association of the Company by special resolutions dated 28 July 2023 and effective on 2 August 2023 (the Constitutional Documents).

3.	A scanned copy of the certificate of good standing dated 8 January 2024 issued by the Registrar of Companies in respect of the Company (Certificate of Good Standing).

4.	A scanned copy of the certificate of incumbency dated 8 January 2024 issued by the Registrar of Companies in respect of the Company (Certificate of Incumbency).

5.	A scanned copy of the written resolutions of all the directors of the Company dated 11 January 2024 (Resolutions).

6.	A scanned copy of the list of shareholders of the Company as of 4 January 2024 (Register of Members).

7.	A scanned copy of the register of directors and officers of the Company provided to us on 11 January 2024 (Register of Directors and Officers) (together with item 6 above, the Registers).

8.	A scanned copy of a director’s certificate dated 18 February 2024 (Director’s Certificate) and signed by Quek Leng Chuang, being one of the directors of the Company.

9.	A copy of the latest draft Registration Statement.

2
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 2

Assumptions

We have assumed:

1.	(i) that the originals of all documents examined in connection with this opinion are authentic, accurate and complete; and (ii) the authenticity, accuracy, completeness and conformity to original documents of all documents submitted to us as copies;

2.	that there has been no change to the information contained in the Certificate of Incorporation, the Certificate of Incumbency or the Registers and that the Constitutional Documents remain in full force and effect and are unamended;

3.	that the signatures, initials and seals on all documents and certificates submitted to us as originals or copies of executed originals are authentic;

4.	that where incomplete documents, drafts or signature pages only have been supplied to us for the purposes of issuing this opinion, the original documents have been duly completed and correspond in all material respects with the last version of the relevant documents examined by us prior to giving our opinion; and

5.	that the contents of the Director’s Certificate are true and accurate, as at the date of the Resolutions were passed or adopted and as at the date of this opinion.

3
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 3

Reservations

Our opinion is subject to the following:

1.	Currency of Court Judgments: The Cayman Islands Grand Court Rules 1995 expressly contemplate that judgments may be granted by the Grand Court of the Cayman Islands in currencies other than Cayman Islands dollars or United States dollars. Such Rules provide for various specific rates of interest payable upon judgment debts according to the currency of the judgment.

2.	Conversion of Debts: In the event the Company is placed into liquidation, the Cayman Islands court is likely to require that all debts are converted (at the official exchange rate at the date of conversion) into and paid in a common currency which is likely to be Cayman Islands dollars or United States dollars.

3.	Summary Court Register: We have not examined the register of the summary court of the Cayman Islands on the basis that claims in such court are limited to a maximum of approximately USD24,000.

4.	Preferences: Every conveyance or transfer of property, or charge thereon, and every payment obligation and judicial proceeding, made, incurred, taken or suffered by a company at a time when that company was unable to pay its debts within the meaning of section 93 of the Companies Act, and made or granted in favour of a creditor with a view to giving that creditor a preference over the other creditors of the Company, would be invalid pursuant to section 145(1) of the Companies Act, if made, incurred, taken or suffered within the six months preceding the commencement of a liquidation of the Company. Such actions will be deemed to have been made with a view to giving such creditor a preference if it is a “related party” of the Company. A creditor shall be treated as a related party if it has the ability to control a company or exercise significant influence over a company in making financial and operating decisions.

5.	Undervalues: Any disposition of property made at an undervalue by or on behalf of a company and with an intent to defraud its creditors (which means an intention to wilfully defeat an obligation owed to a creditor), shall be voidable (i) under section 146 of the Companies Act at the instance of the company’s official liquidator, and (ii) under the Fraudulent Dispositions Act, at the instance of a creditor thereby prejudiced.

4
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

6.	Defrauding Creditors: If any business of a company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the Cayman Islands court may declare that any persons who were knowingly parties to the carrying on of the business of the company in such manner are liable to make such contributions, if any, to the company’s assets as the court thinks proper.

7.	Good Standing: Our opinion as to good standing is based solely upon receipt of the Certificate of Good Standing issued by the Registrar of Companies. The Company shall be deemed to be in good standing under section 200A of the Companies Act on the date of issue of the certificate if all fees and penalties under the Companies Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act.

8.

Corporate Documents: The Registry of Companies in the Cayman Islands is not public in the sense that copies of the Constitutional Documents and information on shareholders is not publicly available and information on directors is limited. We have therefore obtained scanned copies of the corporate documents specified in Schedule 1 and relied exclusively on such scanned copies for the verification of such corporate information.

We have relied upon statements and representations made to us in the Director’s Certificate provided to us by an authorised officer of the Company for the purposes of this opinion. We have made no independent verification of the matters referred to in the Director’s Certificate, and we qualify such opinions to the extent that the statements or representations made in the Director’s Certificate are not accurate in any respect.

9.	Issue of shares: Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a Company on which a shareholder relied in agreeing to subscribe for shares in such Company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such Company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such Company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

5
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

ESGL Holdings Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands Attention The Board of Directors	Email ccheng@applebyglobal.com cwu@applebyglobal.com

Direct Dial +852 2905 5719 +852 2905 5768

Tel +852 2523 8123 Fax +852 2524 5548

Appleby Ref 454534.0001

~~2~~ 19 February 2024

Suites 4201 - 03 & 12

42/F, One Island East

Taikoo Place

18 Westlands Road

Quarry Bay

Hong Kong

Tel +852 2523 8123

applebyglobal.com

Managing Partner

David Bulley

Partners

Fiona Chan

Vincent Chan

Chris Cheng

Richard Grasby

Judy Lee

Marc Parrott

Lorinda Peasland

Eliot Simpson

ESGL Holdings Limited (Company)

INTRODUCTION

We act as Cayman Islands legal adviser to the Company, and this legal opinion as to Cayman Islands law is addressed to you in connection with Company’s filing of a registration statement on Form F-1, including all amendments or supplements thereto (the Registration Statement, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) with the U.S. Securities and Exchange Commission (the Commission) relating to the resale (the Resale) by certain selling shareholders named in the Registration Statement (the Selling Shareholders) up to 10,617,336 ordinary shares of a par value of US$0.0001 each (the Resale Shares), including 8,870,421 ordinary shares of a par value of US$0.0001 each (the Initial Shares), up to 692,331 ordinary shares of a par value of US$0.0001 each issuable upon the exercise of the private warrants (the Private Warrants’ Shares), and up to 8,625,000 ordinary shares of a par value of US$0.0001 each issuable upon the exercise of the public warrants (the Public Warrants’ Shares).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

OUR REVIEW

For the purposes of giving this opinion we have examined and relied upon the documents listed in Schedule 1 (Documents). We have not examined any other documents, even if they are referred to in the Documents.

Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

In giving this opinion we have relied upon and assume the accuracy and completeness of the Director’s Certificate, the contents of which we have not verified.

We have not made any other enquiries concerning the Company and in particular we have not investigated or verified any matter of fact or opinion (whether set out in any of the Documents or elsewhere) other than as expressly stated in this opinion.

Unless otherwise defined herein, capitalised terms have the meanings assigned to them in Schedule 1.

LIMITATIONS

Our opinion is limited to, and should be construed in accordance with, the laws of the Cayman Islands at the date of this opinion. We express no opinion on the laws of any other jurisdiction.

This opinion is limited to the matters stated in it and does not extend, and is not to be extended by implication, to any other matters.

ASSUMPTIONS AND RESERVATIONS

We give the following opinions on the basis of the assumptions set out in Schedule 2 (Assumptions), which we have not verified, and subject to the reservations set out in Schedule 3 (Reservations).

OPINIONS

1.

Incorporation and Status: The Company is an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and is a separate legal entity. The Company is in good standing with the Registrar of Companies of the Cayman Islands.

2.

Authorised Share Capital: Base solely on our review of the Constitutional Documents, the authorised share capital of the Company is US$50,000.00 divided into 500,000,000 shares of a par value of US$0.0001 each.

3.	Issue of Shares: Pursuant to the Resolutions, the Initial Shares being proposed for the Resale by the Selling Shareholders have been validly issued, fully paid and non-assessable in accordance with the Resolutions, and the Private Warrants’ Shares and the Public Warrants’ Shares to be allotted and issued by the Company have been duly authorised, and when fully paid, allotted and issued by the Company in the manner set out in the Registration Statement and in accordance with the Resolutions, will be validly issued, fully paid and non-assessable. The reference in this opinion to Shares being non-assessable shall mean solely that no further sums of money are required to be paid by the holders of such Shares in connection with the issuance thereof.

Yours faithfully

Appleby

1
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 1

Documents Examined

1.	A scanned copy of the certificate of incorporation of the Company dated 18 November 2023 (Certificate of Incorporation).

2.	Scanned copies of the amended and restated memorandum and articles of association of the Company by special resolutions dated 28 July 2023 and effective on 2 August 2023 (the Constitutional Documents).

3.	A scanned copy of the certificate of good standing dated 8 January 2024 issued by the Registrar of Companies in respect of the Company (Certificate of Good Standing).

4.	A scanned copy of the certificate of incumbency dated 8 January 2024 issued by the Registrar of Companies in respect of the Company (Certificate of Incumbency).

5.	A scanned copy of the written resolutions of all the directors of the Company dated 11 January 2024 (Resolutions).

6.	A scanned copy of the list of shareholders of the Company as of 4 January 2024 (Register of Members).

7.	A scanned copy of the register of directors and officers of the Company provided to us on 11 January 2024 (Register of Directors and Officers) (together with item 6 above, the Registers).

8.	A scanned copy of a director’s certificate dated 18 February 2024 (Director’s Certificate) and signed by Quek Leng Chuang, being one of the directors of the Company.

9.	~~8.~~A copy of the latest draft Registration Statement.

2
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 2

Assumptions

We have assumed:

1.	(i) that the originals of all documents examined in connection with this opinion are authentic, accurate and complete; and (ii) the authenticity, accuracy, completeness and conformity to original documents of all documents submitted to us as copies;

2.	that there has been no change to the information contained in the Certificate of Incorporation, the Certificate of Incumbency or the Registers and that the Constitutional Documents remain in full force and effect and are unamended;

3.	that the signatures, initials and seals on all documents and certificates submitted to us as originals or copies of executed originals are authentic;

4.	that where incomplete documents, drafts or signature pages only have been supplied to us for the purposes of issuing this opinion, the original documents have been duly completed and correspond in all material respects with the last version of the relevant documents examined by us prior to giving our opinion; and

~~5.~~

~~that the Company has not (i) received notice of any stop notice under Order 50 of the Grand Court Rules in respect of any of its shares or (ii) issued any restrictions notice under the Companies Act (as revised) of the Cayman Islands (Companies Act) in respect of the registration of the beneficial ownership of any of its shares, which restrictions notice has not been withdrawn by the Company or ceased by court order;~~

~~6.~~	~~that (i) any meetings at which the Resolutions were passed were duly convened and had a duly constituted quorum present and voting throughout and any Resolutions passed in writing were adopted in accordance with the law and the Constitutional Documents, (ii) all interests of the directors of the Company on the subject matter of the Resolutions, if any, were declared and disclosed in accordance with the law and Constitutional Documents, (iii) the Resolutions have not been revoked, amended or superseded, in whole or in part, and remain in full force and effect at the date of this opinion, and (iv) the directors of the Company have concluded that the transactions approved by the Resolutions are bona fide in the best interests of the Company and for a proper purpose of the Company; and~~

5.	~~7.that (i) the Certificate of Incumbency and the Register of Directors and Officers accurately reflect the names of all directors and officers of the Company, and (ii) (i) the Certificate of Incumbency and the Register of Members accurately reflect the names of all members of the Company, as at the dates~~ that the contents of the Director’s Certificate are true and accurate, as at the date of the Resolutions were passed or adopted and as at the date of this opinion.

3
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

Schedule 3

Reservations

Our opinion is subject to the following:

1.	Currency of Court Judgments: The Cayman Islands Grand Court Rules 1995 expressly contemplate that judgments may be granted by the Grand Court of the Cayman Islands in currencies other than Cayman Islands dollars or United States dollars. Such Rules provide for various specific rates of interest payable upon judgment debts according to the currency of the judgment.

2.	Conversion of Debts: In the event the Company is placed into liquidation, the Cayman Islands court is likely to require that all debts are converted (at the official exchange rate at the date of conversion) into and paid in a common currency which is likely to be Cayman Islands dollars or United States dollars.

3.	Summary Court Register: We have not examined the register of the summary court of the Cayman Islands on the basis that claims in such court are limited to a maximum of approximately USD24,000.

4.	Preferences: Every conveyance or transfer of property, or charge thereon, and every payment obligation and judicial proceeding, made, incurred, taken or suffered by a company at a time when that company was unable to pay its debts within the meaning of section 93 of the Companies Act, and made or granted in favour of a creditor with a view to giving that creditor a preference over the other creditors of the Company, would be invalid pursuant to section 145(1) of the Companies Act, if made, incurred, taken or suffered within the six months preceding the commencement of a liquidation of the Company. Such actions will be deemed to have been made with a view to giving such creditor a preference if it is a “related party” of the Company. A creditor shall be treated as a related party if it has the ability to control a company or exercise significant influence over a company in making financial and operating decisions.

5.	Undervalues: Any disposition of property made at an undervalue by or on behalf of a company and with an intent to defraud its creditors (which means an intention to wilfully defeat an obligation owed to a creditor), shall be voidable (i) under section 146 of the Companies Act at the instance of the company’s official liquidator, and (ii) under the Fraudulent Dispositions Act, at the instance of a creditor thereby prejudiced.

4
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai

6.	Defrauding Creditors: If any business of a company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the Cayman Islands court may declare that any persons who were knowingly parties to the carrying on of the business of the company in such manner are liable to make such contributions, if any, to the company’s assets as the court thinks proper.

7.	Good Standing: Our opinion as to good standing is based solely upon receipt of the Certificate of Good Standing issued by the Registrar of Companies. The Company shall be deemed to be in good standing under section 200A of the Companies Act on the date of issue of the certificate if all fees and penalties under the Companies Act have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Act.

8.

Corporate Documents: The Registry of Companies in the Cayman Islands is not public in the sense that copies of the Constitutional Documents and information on shareholders is not publicly available and information on directors is limited. We have therefore obtained scanned copies of the corporate documents specified in Schedule 1 and relied exclusively on such scanned copies for the verification of such corporate information.

We have relied upon statements and representations made to us in the Director’s Certificate provided to us by an authorised officer of the Company for the purposes of this opinion. We have made no independent verification of the matters referred to in the Director’s Certificate, and we qualify such opinions to the extent that the statements or representations made in the Director’s Certificate are not accurate in any respect.

9.	Issue of shares: Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a Company on which a shareholder relied in agreeing to subscribe for shares in such Company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such Company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such Company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

5
Bermuda ■ British Virgin Islands ■ Cayman Islands ■ Guernsey ■ Hong Kong ■ Isle of Man ■ Jersey ■ Mauritius ■ Seychelles ■ Shanghai